Exhibit 99.1

Gravity Co., Ltd.

Instructions to The Bank of New York, as Depositary
(Must be received prior to 5:00 PM Eastern Standard Time on December 20, 2006)

     The undersigned holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares represented by such Receipts of Gravity Co., Ltd. registered in the name of the undersigned books of the Depositary as of the close of business on November 22, 2006, at the Extraordinary General Meeting of Shareholders to be held on December 26, 2006 in South Korea in respect of the resolutions specified on the reverse.

NOTE:

1. Please direct the Depositary how it is to vote by placing X in the appropriate box opposite the resolution.

2. It is understood that, if this form is not signed and returned, the Depositary will not vote such items.

3. If available, proxy statements will be provided by Gravity Co., Ltd. (www.gravity.co.kr/en/index.asp)

To include any comments, please mark this box.

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.		Votes must be indicated (x) in Black or Blue ink.

Agenda:
		FOR	AGAINST	ABSTAIN
1)	Removal of Messrs. Il Young Ryu and Seung Taik Baik as directors of the Board

To change your address, please mark this box.

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date Share Owner sign here	Co-Owner sign here